Mail Stop 3561


									July 21, 2005




Mr. Glen W. Fausset
President, Chief Financial Officer and Director
First National Bancshares, Inc.
5817 Manatee Avenue West
Bradenton, Florida 34209


		RE:	First National Bancshares, Inc.
			Form 10-K for Fiscal Year Ended December 31, 2004 Form 10-Q for Fiscal Quarter Ended March 31, 2005 Filed March 30, 2005 and May 12, 2005
			File No.  333-60283

Dear Mr. Fausset:

	We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2004

Independent Auditors` Report

1. Please amend your filing to provide an audit report that includes the city and State where issued consistent with the requirements of
Rule 2-02(a)(3) of Regulation S-X.

Form 10-Q for the Quarter Ended March 31, 2005

Part I. Financial Information

Item 4. Disclosure Controls and Procedures

2. You have omitted Item 4. Please amend your filing to provide the disclosure required by Item 307 of Regulation S-K.

Exhibits - Section 302 Certifications

3. We note that your certifications are not exactly consistent with the requirements of Item 601(b)(31) of Regulation S-K. Please amend your filing to include certifications in the exact form prescribed by
Item 601(b)(31) of Regulation S-K.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

		If you have any questions regarding these comments, please direct them to Anthony Watson, Staff Accountant, at (202) 551-3318 or, in his absence, to me at (202) 551-3843.

									Sincerely,



									George F. Ohsiek, Jr.
									Branch Chief
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Mr. Glen W. Fausset
First National Bancshares, Inc.
July 21, 2005
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